TIFFANY & CO.
                                  15 Sylvan Way
                        Parsippany, New Jersey 07054-3893
                             TELEPHONE 973-254-7755
                             FACSIMILE 973-254-7583


HENRY IGLESIAS
Vice President-Controller


                                 March 19, 2008


United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
     Attn:  H. Christopher Owings


     Re:  SEC  Comment  Letters  - Dated  January  29,  2008 and  March 5,  2008
          ----------------------------------------------------------------------

          TIFFANY & CO.  (the  "Company")
          Form 10-K for the  Fiscal  Year Ended
          January 31, 2007
          Filed March 30, 2007
          Definitive  Proxy  Statement on Schedule  14A
          Filed  April 12,  2007
          Form 10-Q for the Fiscal Quarter Ended  April 30,  2007
          Filed  June 4,  2007
          Form 10-Q for the  Fiscal Quarter  Ended July 31,  2007
          Filed  August 30, 2007
          Form 10-Q for the Fiscal Quarter Ended October 31, 2007
          Filed November 30, 2007
          File No.1-9494

Ladies and Gentlemen:

     With reference to the Comment Letters noted above and our responses thereto, the Company hereby acknowledges that:

          o the Company is responsible for the adequacy and accuracy of the disclosure in the filings that the Company makes:
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United States Securities and Exchange Commission
March 13, 2008
Page 2 of 2


          o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to such a filing; and

          o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Please direct any questions regarding this acknowledgement to Henry Iglesias, Vice President - Controller, at (973) 254-7755 or James Fernandez, Executive Vice President & Chief Financial Officer, at (212) 230-5315 or Patrick Dorsey, Senior Vice President, General Counsel & Secretary, at (212) 230-5320.

                                                              Sincerely,


                                                              /s/ Henry Iglesias
                                                              ------------------
                                                              Henry Iglesias

     Copy:

     Michael  J.  Kowalski, Chairman  and  Chief  Executive  Officer
     James N.Fernandez, Executive Vice President and Chief Financial Officer Patrick McGuiness, Senior Vice President - Finance
     Patrick B. Dorsey, Senior Vice President, Secretary and General Counsel